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MAYER, BROWN & PLATT

                                  M E M O R A N D U M



                                                  November 18, 1998


TO: THOSE PERSONS WHO RECEIVED THE CASE EQUIPMENT RECEIVABLES TRUST 1998-C PROSPECTUS SUPPLEMENT DATED NOVEMBER 9, 1998

FROM: Nathan Linn

RE:   CASE EQUIPMENT RECEIVABLES TRUST 1998-C PROSPECTUS
      SUPPLEMENT DATED NOVEMBER 9, 1998


      The Prospectus Supplement dated November 9, 1998 to Prospectus dated November 9, 1998 (the "Prospectus Supplement") contained two errors on page S-11, in the first paragraph under the heading "Case Corporation and Case Credit Corporation." Net income for Case Corporation for the nine months ended September 30, 1998 was misstated as $414 million rather than $258 million, and net sales for Case Corporation for the nine months ended September 30, 1998 were misstated as $4.1 billion rather than $4.4 billion.

     The attached replacement page S-11 reflects the appropriate changes to the information contained in the Prospectus Supplement.

     For persons who are dealers and others who have a prospectus delivery obligation, it is important that the replacement page S-11 be inserted in or otherwise delivered with the Prospectus Supplement when confirming future sales of Case Equipment Receivables Trust 1998-C's Asset Backed Notes. Please make additional copies if you need them.

     If you have any questions, please do not hesitate to contact Nathan Linn at (312) 701-7109.

                                N.E.L.



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             CASE CORPORATION AND CASE CREDIT CORPORATION

    Case is a leading worldwide designer, manufacturer, marketer and distributor of farm equipment and light- and medium-sized construction equipment, which is sold worldwide predominantly through independent dealers. For the nine months ended September 30, 1998 and the year ended December 31, 1997, Case reported operating earnings (industrial earnings before interest, taxes, changes in accounting principles and extraordinary items, including net income of the finance companies on an equity basis) of $414 million and $627 million, respectively (compared to $437 million for the nine months ended September 30, 1997 and $579 million for the year ended December 31,
1996), and net income of $258 million and $403 million, respectively (compared to $280 million for the nine months ended September 30, 1997 and $316 million for the year ended December 31, 1996) on net sales of approximately $4.4 billion and $5.8 billion, respectively (compared to $4.1 billion for the nine months ended September 30, 1997 and $5.2 billion for the year ended December 31, 1996). At September 30, 1998, Case's consolidated equity was $2.3 billion.

     Case Credit had consolidated net income of $62 million and $82 million, respectively for the nine months ended September 30, 1998 and the year ended December 31, 1997, compared with net income of $62 million for the nine months ended September 30, 1997 and net income, before extraordinary items, of $88 million for the year ended December 31, 1996. Net income for 1998 reflects higher earnings as a result of increased levels of on-balance-sheet receivables, including higher lease income from operating leases, as well as higher realized gains from the sale of retail notes under asset-backed securitizations. These amounts were offset by increased interest expense as a result of higher average on-book receivables, as well as increased depreciation of equipment on operating leases. The $6 million decrease in year-over-year income between 1997 and 1996 was primarily due to increased interest expense, reduced margins on the sale of retail notes under asset-backed securitizations, lower securitization and servicing fee income, as well as increased depreciation of equipment on operating leases, largely offset by higher earnings as a result of increased levels of on-balance-sheet receivables. In the third quarter of 1996, Case Credit incurred a $3 million extraordinary, after-tax charge to write-off unamortized bank fees in conjunction with the refinancing of its credit facilities. Case Credit reported net income of $85 million in 1996. Revenues for the first nine months of 1998 were $264 million and for the year ended December 31, 1997 were $272 million, compared to $201 million for the first nine months of 1997 and $244 million for the year ended December 31, 1996. At September 30, 1998, total gross receivables serviced by Case Credit were $6.4 billion, up 30% from September 30, 1997.

     Through Case's ongoing process of evaluating and performing systems and software upgrades and enhancements, Case Credit has actively been addressing computer issues relating to the year 2000 since 1995. Case Credit believes, based upon its review, that future external and internal costs to be incurred for the modification of internal-use software to address year 2000 issues will not have a material adverse effect on Case Credit's financial position, cash flows or results of operations. Case Credit has also undertaken a program to ensure that its suppliers are addressing year 2000 issues and, subject to Case Credit's ongoing review of suppliers' year 2000 compliance, is not aware at this time of any such issues that would have a material adverse effect on Case Credit's financial position, cash flows or results of operations. As a result, subject to Case Credit's ongoing compliance efforts, the costs and uncertainties relating to timely resolution of year 2000 issues applicable to Case Credit's business and operations are not reasonably expected by the Company to have a material adverse effect on Case Credit's financial position, cash flows or results of operations. The information in this section constitutes forward-looking statements and the actual costs could differ materially from the costs currently anticipated by Case Credit.

     For additional information regarding the Seller, Case Credit or Case, see "The Seller, Case Credit Corporation and Case Corporation" in the
Prospectus.